

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2022

Steven Dunn
Chief Executive Officer
abrdn Precious Metals Basket ETF Trust
c/o abrdn ETFs Sponsor LLC
1900 Market Street, Suite 200
Philadelphia, PA 19103

> **Re: abrdn Precious Metals Basket ETF Trust**
> **Registration Statement on Form S-3**
> **Filed October 14, 2022**
> **File No. 333-267880**

Dear Steven Dunn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance